WINSTON & STRAWN LLP

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

CITY POINT
1 ROPEMAKER STREET
LONDON, EC2Y 9HT

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

(212) 294-6700

FACSIMILE (212) 294-4700

www.winston.com

333 SOUTH GRAND AVENUE
[redacted] CALIFORNIA 90071-1543

E VICTOR HUGO
ARIS, FRANCE

'ORNIA STREET
CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502

03037295

File No. 82-34719

November 5, 2003

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

SUPPL

NOV 12 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

dlw 11/12

Enclosures
cc: Frederick W. London, Esq.
Jeffrey H. Elkin, Esq.

NY:820239.1

SECURITAS

FILE NO. 82-34719

Press Release from Securitas AB

October 28, 2003

Securitas to publish Quarterly Report on Wednesday, November 5, 2003

03 NOV 12 PM 7:21

Securitas will publish its January-September report 2003 on Wednesday, November 5 at approximately 1.00 p.m. (CET). The press release will be available on Securitas website immediately after publishing.

Agenda (times are approximate, CET)

1.00 p.m. **Report Release**
The report will be sent as a press release via Hugin (www.huginonline.com) and will be automatically published on www.securitasgroup.com when released.

1.30 p.m. **Presentation slides will be available at www.securitasgroup.com**

2.00–3.00 p.m. **Information meeting:**
Report presentation by Senior Management
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden
To follow the presentation via Internet, go to www.securitasgroup.com
To follow the presentation via telephone, call +44 (0) 20 7162 0125 (Listen only)

4.00-5.00 p.m. **Q&A - telephone conference for investors and analysts**
A short introduction by Securitas Senior Management followed by a Q&A session. Call in number +44 (0) 20 7162 0125 to listen and ask questions.

Recorded versions:
Information meeting: A recorded version of the webcast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available for ten days on: +44 (0) 20 8288 4459, access code: 357462
The Q&A telephone conference: A telephone-recorded version of the meeting will be available for ten days on: +44 (0) 20 8288 4459, access code: 329272

Subscribe for press releases
To receive the Report, and future press releases, please go to www.securitasgroup.com and subscribe under "news & publications"

Further information may be obtained from Henrik Brehmer, Investor Relations, phone: +44 (0) 20 8432 6523, mobile +44 (0) 7884 117 192

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

FILE NO. 82-34719

SECURITAS

Securitas AB

Interim Report
January – September 2003

Sales amounted to MSEK 44,174 (49,891)
In the third quarter sales amounted to MSEK 14,774 (16,358)

Organic sales growth was -4 percent (12)
Underlying organic sales growth amounted to 0 percent (7)

The operating margin amounted to 6.0 percent (6.6)

Income before taxes was MSEK 1,340 (1,783)

Free cash flow amounted to MSEK 788 (2,288),
corresponding to 48 percent (118) of adjusted income

The return on capital employed was 18 percent (19)

Net income for the period was MSEK 832 (1,052)
Earnings per share after full taxes and after full conversion was SEK 2.33 (2.93)

Interim report January – September 2003

GROUP SUMMARY

The Group

The slowdown in the economy has continued to impact mainly the guarding business in the third quarter. The effects, which come late in the economic cycle, are slower growth in general and the fact that customers buy less extra services in particular. These effects are now also impacting the European guarding business with lower extra sales during the third quarter. In combination with the effects from the ongoing restructuring projects in Cash Handling Services, this has resulted in flat organic sales growth for the group, compared to the second quarter. The operating margin is lower than last year, but higher than the two previous quarters this year.

Security Services USA

Security Services USA continues to show improvement in organic sales growth and operating margin over previous quarters of 2003. The underlying organic sales growth was -2 in the third quarter (-4 in the second quarter). The operating margin was 5.6 percent in the third quarter (5.5 percent in the second quarter). The improvement is expected to continue, but will be slightly slower than previously anticipated.

Security Services Europe

Organic sales growth in Security Services Europe was 1 percent in the third quarter compared to 5 percent in the second quarter. This slowdown is mainly due to substantially lower extra sales than the previous year. The portfolio continues to grow with approximately 5 percent which is expected to generate similar organic sales growth rates over the next two to three quarters. The operating margin was 7.2 percent in the third quarter (6.5 percent in the second quarter) despite the slower organic sales growth rate and is expected to continue to improve during the fourth quarter and also compared to last year.

Security Systems and Direct

Security Systems and Direct continue to have good organic sales growth in the third quarter, 6 percent and 19 percent respectively, and substantial operating margin improvements.

Cash Handling Services

The ongoing restructuring of Germany has in the third quarter reached its target of reducing operating losses from MSEK 9.1 (MEUR 1) monthly to MSEK 4.5 (MEUR 0.5). The operating losses including the restructuring charges have burdened the third quarter with MSEK 48 and the first nine months of the year with MSEK 196. A further MSEK 25 of operating losses and restructuring charges are expected for the fourth quarter, causing the cost for the full year to reach approximately MSEK 220.

Furthermore, the cash booking concept WELO (WErte LOgistik) in Germany, that lead up to a reconciliation discrepancy of MEUR 40.4 has caused higher closing costs than previously anticipated as well as increased investigation costs of MSEK 30 during the third quarter and MSEK 42 for the first nine months of the year. The reconciliation discrepancy has been reduced to MEUR 38.2 during the third quarter. The contract and the related operations were terminated by the end of October and will cause no further losses. The investigation was intensified during the third quarter and is expected to continue during the fourth quarter of 2003 and the first quarter of 2004. The total cost for the investigation and the closing of the operations is estimated to MSEK 15 during the fourth quarter. Any remaining discrepancy is expected to be advanced to the involved banks during the first quarter of 2004 and claimed from the relevant insurance policies at the same time. No provision for the discrepancy has been made. Pending the outcome of the investigation there is a possibility that in order to avoid significant increases of future insurance premiums, Securitas will choose to burden the 2003 result with provisions for certain parts of any remaining discrepancies.

The German cash handling operations are expected to come close to a break even result by the end of 2003.

The operations in Securitas Cash Management in the UK (SCM UK) have due to regulatory changes, project complexity and increasing volumes not developed satisfactorily. In order to reach a break even result the level of activities has been intensified. The operating loss including these activities was MSEK 32 in the third quarter and MSEK 38 for the first nine months of the year. The total loss for 2003 is estimated to approximately MSEK 50. The project is expected to reach profitability during the second quarter of 2004.

Cash Handling Services excluding the German restructuring, the WELO project and SCM UK is showing organic sales growth of 3 percent and an operating margin of 7.6 percent for the third quarter, which is better than previous quarters in 2003.

Full year forecast

As a result of the remaining impacts from the slowdown in the economy and the larger problems in Cash Handling Services, the income before tax is expected to be approximately MSEK 200 lower than previously forecasted. For 2003 this means that income before tax is expected to be approximately MSEK 2,000, excluding any possible provision for the WELO project and any further impacts of exchange rates.

SALES AND INCOME FOR THE GROUP

July – September 2003

Sales amounted to MSEK 14,774 (16,358). Organic sales growth adjusted for acquisitions and divestitures as well as changes in exchange rates amounted to -4 percent (10). Underlying organic sales growth was 0 percent (6) adjusted to reflect the non-recurring effects of the now federalized airport security operations in the U.S.

SALES JULY – SEPTEMBER MSEK	2003	2002	%
Total sales	**14,774**	**16,358**	***-10***
Acquisitions/Divestitures	-299	-67	
Currency change from 2002	1,230	-	
Organic sales	**15,705**	**16,291**	***-4***
Euro introduction	-	-	
Federalized airport operations	-	-565	
Underlying organic sales	**15,705**	**15,726**	***0***

Operating income before amortization of goodwill amounted to MSEK 912 (1,132), which adjusted for changes in exchange rates of MSEK 57 corresponds to a decrease of 14 percent. Adjusted for the now federalized airport operations in the U.S. the decrease is 12 percent. The operating margin was 6.2 percent (6.9 and 6.9 in the underlying business).

Income before taxes amounted to MSEK 475 (656). Adjusted for changes in exchange rates, this corresponds to a decrease of 25 percent. Adjusted for the now federalized airport security operations, the underlying decrease in income before taxes was 21 percent. The ongoing restructuring in the German cash handling business together with the WELO investigation and SCM UK have burdened the income before taxes with losses and restructuring costs of MSEK 110.

INCOME JULY – SEPTEMBER MSEK	2003	2002	%
Income before tax	**475**	**656**	***-28***
Currency change from 2002	17	-	
Organic income	**492**	**656**	***-25***
Euro introduction	-	-	
Federalized airport operations	-	-37	
Underlying income	**492**	**619**	***-21***

The Group's full tax rate was 37.9 percent (40.9). Earnings per share after full taxes and full conversion was SEK 0.81 (1.09).

January –September 2003

Sales amounted to MSEK 44,174 (49,891). Organic sales growth adjusted for acquisitions and divestitures as well as changes in exchange rates amounted to -4 percent (12). Underlying organic sales growth was 0 percent (7) adjusted to reflect the non-recurring effects of the introduction of the euro, which took place primarily in the fourth quarter of 2001 and first quarter of 2002, and the now federalized airport security operations in the U.S.

SALES JANUARY – SEPTEMBER MSEK	2003	2002	%
Total sales	**44,174**	**49,891**	***-11***
Acquisitions/Divestitures	-640	-253	
Currency change from 2002	4,286	-	
Organic sales	**47,820**	**49,638**	***-4***
Euro introduction	-	-270	
Federalized airport operations	-	-1,572	
Underlying organic sales	**47,820**	**47,796**	***0***

Operating income before amortization of goodwill amounted to MSEK 2,648 (3,268), which adjusted for changes in exchange rates of MSEK 198 corresponds to a decrease of 13 percent. The operating margin was 6.0 percent (6.6 and 6.5 in the underlying business during the first nine months of 2002).

Income before taxes amounted to MSEK 1,340 (1,783). Adjusted for changes in exchange rates, this corresponds to a decrease of 23 percent. Adjusted for the euro introduction and the now federalized airport security operations, the underlying decrease in income before taxes was 17 percent. The decrease should be seen in the context of organic sales growth in the first and second quarters of 2002, which was unusually high due to substantial temporary volumes post September 11 in Security Services USA and Security Services Europe as well as to the general economic slowdown during 2003. The ongoing restructuring in the German cash handling business together with the WELO investigation and SCM UK have also impacted the income and has burdened the income before taxes with losses and restructuring costs of MSEK 276.

INCOME JANUARY – SEPTEMBER MSEK	2003	2002	%
Income before tax	**1,340**	**1,783**	***-25***
Currency change from 2002	33	-	
Organic income	**1,373**	**1,783**	***-23***
Euro introduction	-	-25	
Federalized airport operations	-	-101	
Underlying income	**1,373**	**1,657**	***-17***

The Group's full tax rate was 37.8 percent (40.5). Earnings per share after full taxes and full conversion was SEK 2.33 (2.93)

DEVELOPMENT IN THE GROUP'S DIVISIONS

Divisional Overview January – September

	Security Services USA		Security Services Europe		Security Systems		Direct		Cash Handling Services		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Total sales, MSEK	15,883	21,315	17,134	16,848	2,776	2,566	1,568	1,286	6,813	7,876	44,174	49,891
Organic sales growth, %	*-11*	*12*	*3*	*9*	*6*	*5*	*19*	*15*	*-5*	*20*	*-4*	*12*
Operating income before amortization of goodwill, MSEK	874	1,319	1,148	1.121	277	161	125	81	224	586	2,648	3,268
Operating margin, %	*5.5*	*6.2*	*6.7*	*6.7*	*10.0*	*6.3*	*8.0*	*6.3*	*3.3*	*7.4*	*6.0*	*6.6*
Operating capital employed as % of sales[1)]	*7[3)]*	*6[3)]*	*9*	*11*	*19*	*21*	*31*	*29*	*26*	*23*	*10*	*9*
Capital Employed[2)]	6,583	8,394	6,743	6,832	1,353	1,391	1,174	972	5,222	5,543	21,075	23,132
Return on capital employed, %	*19*	*22*	*24*	*22*	*28*	*16*	*15*	*12*	*8*	*15*	*18*	*19*

1) Adjusted for full year sales of acquired entities 2) Excluding shares in associated companies
3) Calculated after the reversal of the sale of accounts receivable of MSEK 1,724 (1,977)

Security Services USA

July – September 2003

During the quarter, total organic sales growth was -10 percent (13). Organic sales growth adjusted for the now federalized airport operations (MSEK 565 in the third quarter of 2002) was -2 percent. The operating margin was 5.6 percent (6.5).

The federalized airport operations impacted the income in the third quarter 2002 by MSEK 37.

Organic sales growth and the operating margin continue to improve in the third quarter but are still showing a slightly slower development than previously anticipated.

The contract portfolio, which generates 90 percent of sales, is estimated to grow with 3 percent on an annualized basis (4 percent in the second quarter). This is a little slower than in the first half of the year but faster than the total organic sales growth (including extra short-term sales affected by the slowdown).

Price increases were 2 percent and wages increased by 1.5 percent on an annualized basis.

The re-branding of the U.S. guarding business, where 100,000 employees changed uniforms and all operations were brought together under the Securitas name, has been successfully finalized.

Securitas now has a nationwide cost efficient and focused organization operating under one name. This is helping to improve client retention and reduce employee turnover. Client retention has during the third quarter improved from 88 percent to 89 percent. The employee turnover has during the same period decreased from 60 percent to 59 percent.

January – September 2003

For the nine months of 2003, total organic sales growth was -11 percent (12). Organic sales growth adjusted for the now federalized airport operations (MSEK 1,572 for the first nine months of 2002) was -4 percent. The operating margin was 5.5 percent (6.2). The federalized airport operations impacted the income in the same period 2002 by MSEK 101.

Security Services USA had weaker sales and income in the first nine months 2003 than in the same period 2002. This is due to short term sales in 2002 with higher margins than average as a result of September 11, as well as to the loss of sales and income caused by major bankruptcies that occurred during the third quarter of 2002.

Sales and organic sales growth MUSD	**Q1**	**Q2**	**Q3**	**Q4**
2003	639	646	658	n/a
	-10%	*-13%*	*-10%*	*n/a*
2002	707	735	728	668
	9%	*14%*	*13%*	*-4%*
2001	651	644	643	698
	3%	*1%*	*2%*	*7%*

Operating income and operating margin MUSD	**Q1**	**Q2**	**Q3**	**Q4**
2003	34	36	37	n/a
	5.4%	*5.5%*	*5.6%*	*n/a*
2002	43	44	48	44
	6.0%	*6.1%*	*6.5%*	*6.6%*
2001	33	34	37	47
	5.1%	*5.0%*	*5.8%*	*6.7%*

Organic sales growth and operating margin is expected to continue to improve during the fourth quarter compared to the third quarter, but will still be lower than last year (6.2 percent underlying in 2002).

Security Services Europe

July – September 2003

Organic sales growth amounted to 1 percent (9). The lower organic sales growth is due to lower temporary sales in the quarter compared to the third quarter 2002 as well as the continued effect of the general slowdown in the economy. The operating margin was 7.2 percent (7.1).

Both wage and price increases amount on average to 4 percent on an annualized basis. Price negotiations have been harder and have resulted in a flat margin development for the first nine months of the year.

The contract portfolio, which is approximately 90 percent of sales, is estimated to grow by 5 percent on an annualized basis (6 percent in the second quarter). This is a little slower than in the first half of the year but faster than the total organic sales growth (including extra short-term sales affected by the slowdown). The client retention rate is stable above 90 percent.

January – September 2003

Organic sales growth amounted to 3 percent (9). The decline compared to 2002 is due to a slowdown in the economy and the resulting lower extra sales.

Sales and organic sales growth				
MSEK	**Q1**	**Q2**	**Q3**	**Q4**
2003	5,662	5,766	5,706	n/a
	5%	*5%*	*1%*	*n/a*
2002	5,420	5,630	5,798	5,746
	8%	*11%*	*9%*	*3%*
2001	4,556	4,741	5,157	5,291
	5%	*5%*	*9%*	*10%*

Operating income and operating margin				
MSEK	**Q1**	**Q2**	**Q3**	**Q4**
2003	358	377	413	n/a
	6.3%	*6.5%*	*7.2%*	*n/a*
2002	339	369	413	450
	6.3%	*6.6%*	*7.1%*	*7.8%*
2001	284	307	355	387
	6.2%	*6.5%*	*6.9%*	*7.3%*

Spain, Sweden, Finland and Austria show stronger development than average in organic sales growth and operating margin. France still has strong development in organic sales growth but with lower operating margins than last year due to lower price increases than planned. This situation will improve in France but not to the extent that was previously expected. The UK is now making profits and will take on some new contracts later in the year.

Organic sales growth and operating margin are expected to improve in the fourth quarter compared to the third quarter.

Security Systems

July – September 2003

Organic sales growth amounted to 6 percent (6). The operating margin was 9.0 percent (7.0).

In general Security Systems shows stable organic sales growth with improved operating margins that are supported by a sound development of the orders received and the service portfolio. Spain, France, Sweden and Norway show higher performance than average in organic sales growth and operating margins.

The improvement is due to the stabilization of the U.S. portion of the business and further conceptual and organizational development in Europe. All operations in Europe are organized with separate units for installation, maintenance and monitoring. A platform in Germany has been established through the acquisition of Südalarm Wachtel.

January – September 2003

Organic sales growth amounted to 6 percent (5). The operating margin was 10.0 percent (6.3).

For the full year organic sales growth is expected to be in line with last year and the operating margin to show a strong increase.

Direct

July – September 2003

Organic sales growth amounted to 19 percent (20) and the operating margin was 10.1 percent (6.6).

In Direct's traditional operations the organic sales growth amounted to 30 percent (14) in the quarter.

January – September 2003

Organic sales growth amounted to 19 percent (15) and the operating margin was 8.0 percent (6.3).

The organic sales growth in Direct's traditional operations amounted to 27 percent (18) in the period.

In Direct's traditional operations, a new wireless consumer concept has been introduced in the majority of its major markets. This concept generates more than 75 percent of total new systems sold. During the period, 83,000 (59,500) new alarms were installed in Direct's traditional operations, an increase of 39 percent. This raised the total number of connected alarms by 29 percent to 409,100 (316,000).

In Belgacom and the French operations, 11,700 (13,900) new alarms were installed, for a total of 134,900 (129,800) connected alarms. The total number of new installations by Direct thus amounts to 94,700 (73,400) and the number of connected alarms to 544,000 (445,800), an increase by 22 percent compared to the first nine months of 2002.

Going forward, the focus is on introducing Direct to new markets through organic start-ups.

Organic sales growth is expected to remain strong compared to last year and the operating margin to continue to improve.

Cash Handling Services

July – September 2003

Organic sales growth amounted to -1 percent (6). The operating margin of 2.9 percent (7.5) was affected negatively by losses and restructuring charges in Germany, the WELO investigation and SCM UK with MSEK 110. Excluding these projects the organic sales growth was 3 percent and the operating margin 7.6 percent in the third quarter.

January – September 2003

Organic sales growth amounted to -5 percent (20). Adjusted for the euro introduction, organic sales growth was -2 percent (15). The operating margin was 3.3 percent (7.4). The ongoing restructuring in the German cash handling business, the WELO investigation and SCM UK have burdened the income before taxes with losses and restructuring charges of MSEK 276. Excluding these projects and the euro introduction, the organic sales growth was 1 percent and the operating margin was 7.4 percent.

In Germany the combination of the heavy workload resulting from the introduction of the euro and new business volumes from assisting two major banks with cash management have caused operational inefficiencies and major losses for the division. The ongoing restructuring program is developing according to plan and the German cash handling business is expected to come close to a break even result by the end of 2003.

Following the introduction of the euro in Germany, one major reconciliation discrepancy remains unresolved. Such differences appear from time to time in the cash handling business and are normally resolved within a period of months and explained by temporary timing and matching differences in the customer's different accounts. In this case a significant portion of the discrepancy remains in spite of joint investigations by the customer and Securitas. As a result of these joint investigations, the amount of the unaccounted for discrepancy, which at the end of the second quarter was MEUR 40.4, has been reduced to

MEUR 38.2. In order to maintain a positive commercial relationship with the customer and to facilitate the customer's full co-operation with the investigation, an advance of MSEK 195 (MEUR 21.2) was made to the customer during the third quarter. The investigations are continuing and based on the results to date, it is anticipated that the the discrepancy will be further reduced. It has been agreed with the customer that the remaining amount of the discrepancy, if any, will be advanced to the customer during the first quarter of 2004. Any resulting insurance claim is expected to be filed when the investigation is completed. No provision for the discrepancy has been made. Pending the outcome of the investigation there is a possibility that in order to avoid significant increases of future insurance premiums, Securitas will choose to burden the 2003 result with provisions for certain parts of any remaining discrepancies.

The cash booking concept WELO (WErte LOgistik), in Germany that lead up to the reconciliation discrepancy has caused higher closing costs than previously anticipated as well as increased investigation costs of MSEK 30 during the third quarter and MSEK 42 for the first nine months of the year. The contract and the related operations were terminated by the end of October and will cause no further losses. The investigation was intensified during the third quarter and is expected to continue during the fourth quarter of 2003 and the first quarter of 2004. The total cost for the investigation and the closing of the operations is estimated to MSEK 15 during the fourth quarter.

The SCM UK operations have due to regulatory changes, project complexity and increasing volumes not developed satisfactorily. In order to reach a break even result the level of activities has been intensified. The operating loss including these activities was MSEK 32 in the third quarter and MSEK 38 for the first nine months of the year. The total loss for 2003 is estimated to approximately MSEK 50. The project is expected to reach profitability during the second quarter 2004.

The rest of Cash Handling Services in Europe is in general improving the performance. Organic sales growth was 6 percent in the third quarter and the operating margin was 7.4 percent, which is better than previous quarters.

The euro countries, with the exception of Portugal, are starting to recover from the temporary slower activity after the euro introduction. In Portugal the market situation has been affected by the insourcing of certain cash handling services by the banks, which has led to lower volumes and profitability.

In Cash Handling Services USA the first nine months have been slower than expected, with organic sales growth of 0 percent and a flat operating margin compared to the same period in 2002. The loss of a major customer contract and lower short-term sales than last year due to the economic slowdown have not been fully compensated. For the third quarter the operating margin has improved to 7.9 percent, which is higher both than last year and the previous quarters of this year.

CASH FLOW

July – September 2003

Operating income before amortization of goodwill amounted to MSEK 912 (1,132). Net investments in fixed assets after depreciation totaled MSEK -34 (5). Changes in other operating capital employed amounted to MSEK -126 (735).

Cash flow from operating activities was MSEK 752 (1,872), equivalent to 82 percent (165) of operating income before amortization of goodwill. Adjusted for the non-recurring payment of MSEK 195 related to the reconciliation discrepancy in Cash Handling Services Germany, the cash flow from operating activities was MSEK 947, equivalent to 104 percent of operating income before amortization of goodwill.

Free cash flow was MSEK 411 (1,259), equivalent to 72 percent (193) of adjusted income. Free cash flow, excluding the above mentioned non-recurring payment of MSEK 195, was MSEK 606, equivalent to 106 percent of adjusted income.

January – September 2003

Operating income before amortization of goodwill amounted to MSEK 2,648 (3,268). Net investments in fixed assets after depreciation totaled MSEK -163 (-152). Changes in other operating capital employed amounted to MSEK -899 (402). The average number of outstanding account receivable days in the Group, calculated in local currencies, was 44 (43 days as of December 31, 2002).

Cash flow from operating activities was MSEK 1,586 (3,518), equivalent to 60 percent (108) of operating income before amortization of goodwill. Adjusted for the non-recurring payment of MSEK 195 in Cash Handling Services Germany the cash flow from operating activities was MSEK 1,781 equivalent to 67 percent of operating income before goodwill amortization.

The reduction in income taxes paid is the result of bringing forward tax-deductible charges in the U.S. on insurance-related claim reserves in connection with the Group's internal reinsurance of these risks through a newly established reinsurance company in Ireland. This one-time effect, which occurred in the fourth quarter of 2002, has resulted in lower income tax payments during the first quarter 2003.

Free cash flow was MSEK 788 (2,288), equivalent to 48 percent (118) of adjusted income. Free cash flow, excluding the above mentioned non-recurring payment of MSEK 195, was MSEK 983, equivalent to 59 percent of adjusted income.

Free cash flow for the full year as a percent of adjusted income, excluding the non-recurring payment of 195 MSEK, is expected to be approximately 75 percent, which is in line with the Group target.

CAPITAL EMPLOYED, RETURN ON CAPITAL EMPLOYED, NET DEBT AND SHAREHOLDERS' EQUITY

The Group's operating capital employed was MSEK 5,723 (4,891 as of December 31, 2002), corresponding to 10 percent (7 as of December 31, 2002) of sales adjusted for full-year sales of acquired units. Acquisitions have increased operating capital employed by MSEK 159 during the first nine months of 2003 whereof MSEK 5 during the third quarter. Restructuring provisions amounted to MSEK 64 (54 as of December 31, 2002).

The Group's total capital employed was MSEK 21,075 (21,563 as of December 31, 2002). Acquisitions increased consolidated goodwill by MSEK 1,102 during the first nine months of 2003 whereof MSEK 63 during the third quarter. The translation of foreign capital employed to Swedish kronor reduced the Group's capital employed by MSEK 1,769 during the first nine months of 2003.

The return on capital employed was 18 percent (19).

Conversions of convertible debentures have increased the Group's shareholders' equity by MSEK 159, of which MSEK 2 pertains to share capital and MSEK 157 to restricted reserves. As a result of conversions, the number of outstanding shares increased by 2,002,991 to 365,058,897 as of September 30, 2003. The 1998/2003 convertible debenture loan has been converted per March 31 except for MSEK 5 that was not converted. The total number of shares after full conversion of all outstanding convertible debenture loans is 382,408,810.

A dividend of MSEK 730 was paid during the second quarter.

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 84 (66).

The interest cover ratio amounted to 5.2 (4.6).

The Group's net debt amounted to MSEK 10,094 (9,887 as of December 31, 2002). Acquisitions during the first nine months of 2003 increased the Group's net debt by MSEK 1,282, of which purchase payments accounted for MSEK 1,200, assumed net debt for MSEK 61 and restructuring costs paid for MSEK 21.

The Group's net debt decreased by MSEK 810 during the first nine months of 2003 due to the translation of net debt in foreign currency to Swedish kronor.

Shareholders' equity amounted to MSEK 10,965 (11,663 as of December 31, 2002). The translation of foreign assets and liabilities to Swedish kronor reduced shareholders' equity by MSEK 959 during the first nine months of 2003.

The net debt equity ratio was 0.92 (0.85 as of December 31, 2002).

ACQUISITIONS

Acquisitions January-September 2003 (MSEK)

Company	Division [1]	Annual Sales [2]	Purchase price [3]	Enterprise value [4]	Goodwill [5]	Of which provisions for restructuring
Opening balance					**16,672**	54
Respond Inc, USA	Cash Handling	125	64	64	57	-
Lincoln Security, USA	Security Services	229	112	137	119	9
VNV, Netherlands [6]	Security Services	-	632	632	632	-
Ebro Vigilancia & Seguridad, Spain	Security Services	85	24	25	18	3
Armored Motor Services of America, USA	Cash Handling	440	288	288	144	9
Südalarm Wachtel GmbH, Germany	Security Systems	128	5	45	43	9
Argus, USA	Security Services	80	28	28	28	-
Other acquisitions [7]		79	47	43	61	6
Total acquisitions January – September 2003		**n/a**	**1,200**	**1,262**	**1,102**	36
Amortization of goodwill/utilization of provisions for restructuring					-848	-21
Exchange rate differences					-1,574	-5
Closing balance					**15,352**	64

1) Refers to division with main responsibility for the acquisition 2) Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition 3) Price paid to the seller 4) Purchase price plus acquired net debt 5) Total increase in consolidated goodwill incl. existing goodwill in the acquired company 6) Additional payment 7) Pharmacia, Sweden, Södra Norrlands Bevakning, Sweden (additional payment), Garm Larmcentral, Sweden (additional payment) Förenade Vakt, Sweden (additional payment), Vestjydsk Vagtservice, Denmark, Äänekosken Vartiointi, Finland, Inter Security, Finland, Rühl, Germany, Belgacom, Belgium, Koetter Security Hungaria KFT, Hungary, contract portfolio, Poland, IRG, USA, Great Lakes Armored, USA, Loomis, USA (deferred consideration).

Acquisitions raised sales by MSEK 640 during the first nine months of 2003 and Group goodwill by MSEK 1,102, leading to an increase of MSEK 88 in annual goodwill amortization.

Respond Inc., USA

In January 2003, Cash Handling Services USA acquired Respond Inc., with 440 employees and annual sales of MUSD 15 (MSEK 125). Respond is an ATM services company with activities in seven states. The acquisition will strengthen Securitas' operations in the western U.S.

The enterprise value (purchase price and assumed net debt) was MUSD 7.5 (MSEK 64). Goodwill from the acquisition amounts to MUSD 6.7 (MSEK 57) and will be amortized over five years.

The acquisition, which is consolidated from January 1, 2003, will contribute positively to the income of the Securitas Group in 2003.

Lincoln Security, USA

In March 2003, Security Services USA acquired Lincoln Security in California, with 2,900 employees and annual sales in 2002 of MUSD 27 (MSEK 229). The company provides guard services in California, Nevada and Oregon. The acquisition will strengthen Securitas' position in the southern California region and provide access to new market segments.

The enterprise value (purchase price and assumed net nebt) was MUSD 16.1 (MSEK 137). Goodwill from the acquisition amounts to MUSD 14.0 (MSEK 119) and will be amortized over ten years.

The acquisition, which is consolidated as from April 1, 2003, will contribute positively to the income of the Securitas Group in 2003.

VNV, Netherlands

In April 2003, a planned deferred purchase price payment of MSEK 632 was made for the VNV acquisition.

Ebro Vigilancia & Seguridad SA, Spain

In June 2003, Security Services Europe acquired Ebro Vigilancia & Seguridad SA in Zaragoza, Spain in order to strengthen its operations in the Aragon region.

Ebro Vigilancia & Seguridad SA has annual sales in guarding of MEUR 9 (MSEK 85), 300 employees and an operating margin of 7 percent. The enterprise value (purchase price and assumed net debt) was MEUR 2.8 (MSEK 25). The goodwill of MEUR 1.9 (MSEK 18) will be amortized over five years. The acquisition, which is consolidated from June 1, 2003, will contribute positively to the income of the Securitas Group in 2003.

Armored Motor Services of America, USA

In June 2003, Securitas Cash Handling Services USA has, through Loomis, acquired Armored Motor Services of America (AMSA). AMSA, which is a leading privately held cash handling services company, will strengthen and extend Securitas U.S. Cash Handling Services network in the key Northeastern market, primarily in New England and upstate New York.

AMSA has annual sales of MUSD 55 (MSEK 440), 1,300 employees and activities in eight Northeastern states. The company's sales are split between transportation (46 percent), cash processing (20 percent), ATM related services (21 percent) and other services (13 percent), mainly coin wrapping and courier services. In 2002, AMSA had an organic sales growth of approximately 7 percent and an operating margin of 9 percent. The majority of the company's customers are financial institutions. There will be synergies both in operational efficiency and cost structure.

The net enterprise value (purchase price and assumed net debt) was MUSD 32.0 (MSEK 250) including tax effects on goodwill amortization of MUSD 4.0 (MSEK 38). Goodwill amounts to MUSD 18.0 (MSEK 144) to be amortized over ten years.

AMSA, which is consolidated from June 30, 2003, will contribute positively to the income of the Securitas Group in 2003.

Südalarm Wachtel, Germany

In July 2003, Security Systems acquired Südalarm Wachtel in Stuttgart with annual sales of MEUR 14 (MSEK 128) and 120 employees. The company, which was founded in 1945, is mainly active in installation and maintenance of security systems for large and middle-sized companies and will create a platform for Security Systems in Germany.

The enterprise value (purchase price and assumed net debt) was MEUR 5.0 (MSEK 45). The goodwill of MEUR 4.8 (MSEK 43) will be amortized over ten years.

The acquisition, which is consolidated from August 1, 2003, will have no impact on the income of the Securitas Group in 2003.

Argus, USA

In September 2003 Security Services USA acquired certain contracts of Argus Services Inc. in the Rocky Mountains region. These contracts represent annual sales of MUSD 10 (MSEK 80) mainly in guarding services. The enterprise value (purchase price and assumed net debt) was MUSD 3.7 (MSEK 28). The goodwill of MUSD 3.7 (MSEK 28) will be amortized over five years and the acquisition will contribute positively to the income of the Securitas group in 2004.

As a second step, certain Argus contracts will be acquired during the fourth quarter of 2003. These contracts relate to security services with government entities in the Rocky Mountains region and represent annual sales of MUSD 8.3 (MSEK 64). The total enterprise value amounts to MUSD 3.3 (MSEK 25). The goodwill amounts to MUSD 3.3 (MSEK 25) and is amortized over five years. This amount will be payable with MUSD 0.8 in the fourth quarter of 2003, MUSD 1.1 in the second quarter of 2004 (subject to contract renewal) and MUSD 1.4 in the second quarter of 2005 (subject to contract renewal).

IMPORTANT EVENTS

Changes in the Board of Directors

The Annual General Meeting held on April 8, 2003 decided that the Board will have nine members. Annika Bolin was elected a new board member.

Nomination Committee

The Annual General Meeting resolved to establish a nomination committee. Gustaf Douglas and Melker Schörling were appointed members of the Nomination Committee and they will designate two representatives of major institutional shareholders for consultation. These representatives will be announced on November 28, 2003.

Update on the events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases, the interim reports published since September 11 and the annual reports for 2001 and 2002.

Together with American Airlines and other parties, Globe is a defendant in 135 lawsuits pertaining to the events of September 11, 2001. In 126 of these suits, other Securitas companies are named as defendants. In all the suits, a number of parties other than Globe and other Securitas companies are co-defendants. 127 suits pertain to persons who died and eight relate to damage to property and businesses owing to the events of September 11. Globe and the other companies in the Group named as defendants are challenging these suits.

As previously disclosed, a special fund has been established by the U.S. Government to compensate victims of the September 11 tragedy. To date, claims on behalf of approximately 50 percent of the deceased victims from World Trade Tower 1 have been filed with the fund. Claimants under the fund waive their right to seek compensation through litigation. The filing deadline for claimants seeking compensation from the fund is December 22, 2003. Other deadlines of note are March 11, 2004 for wrongful death claims and September 11, 2004 for bodily injury and property damage claims.

None of the suits is expected to impact Securitas' business operations or financial position.

ACCOUNTING PRINCIPLES

In preparing this interim report, Securitas has applied the accounting principles in Note 1 on pages 52 to 53 of the published annual report for 2002. The new recommendations from the Swedish Financial Accounting Standards Council, which entered into force on January 1, 2003 are applied in this report. The application has not necessitated any adjustments of previously reported periods.

FULL YEAR FORECAST

Considering remaining impacts from the slowdown in the economy and the larger problems in Cash Handling Services, the income before tax is expected to be approximately MSEK 200 lower than previously forecasted. For 2003 this means that income before tax is expected to be approximately MSEK 2,000, excluding any possible provision for the WELO project and any further impacts of exchange rates.

STOCKHOLM, NOVEMBER 5, 2003

Thomas Berglund
President and Chief Executive Officer

This report has not been reviewed by the company's auditors.

Income

MSEK	Jul-Sep 2003	Jul-Sep 2002	Jan-Sep 2003	Jan-Sep 2002	Jan-Dec 2002	Jan-Dec 2001
Sales, continuing operations	14,473.9	15,780.1	43,533.5	46,496.3	61,580.8	47,999.5
Sales, acquired businesses	299.8	577.6	640.4	3,394.2	4,104.5	12,364.1
Total sales	**14,773.7**	**16,357.7**	**44,173.9**	**49,890.5**	**65,685.3**	**60,363.6**
Organic sales growth, % 1)	*-4*	*10*	*-4*	*12*	*8*	*7*
Production expenses 2)	-11,426.5	-12,640.9	-34,267.3	-38,483.7	-50,625.0	-46,601.1
Gross income	**3,347.2**	**3,716.8**	**9,906.6**	**11,406.8**	**15,060.3**	**13,762.5**
Selling and administrative expenses 2)	-2,435.3	-2,585.2	-7,258.8	-8,138.7	-10,601.9	-9,908.0
Operating income before amortization of goodwill	**911.9**	**1,131.6**	**2,647.8**	**3,268.1**	**4,458.4**	**3,854.5**
Operating margin, %	*6.2*	*6.9*	*6.0*	*6.6*	*6.8*	*6.4*
Amortization of goodwill	-288.8	-288.4	-848.4	-880.2	-1,164.5	-1,089.8
Operating income after amortization of goodwill	**623.1**	**843.2**	**1,799.4**	**2,387.9**	**3,293.9**	**2,764.7**
Net financial items	-148.6	-187.7	-459.8	-604.7	-782.3	-862.8
Income before taxes	**474.5**	**655.5**	**1,339.6**	**1,783.2**	**2,511.6**	**1,901.9**
Net margin, %	*3.2*	*4.0*	*3.0*	*3.6*	*3.8*	*3.2*
Current taxes	-192.8	-293.3	-529.1	-731.2	-620.8	-548.3
Deferred taxes	13.1	25.4	22.7	9.2	-376.2	-170.0
Minority share in net income	-0.7	0.0	-1.0	-9.3	-28.8	-0.9
Net income for the period	**294.1**	**387.6**	**832.2**	**1,051.9**	**1,485.8**	**1,182.7**

Cash flow

Operating cash flow MSEK	Jul-Sep 2003	Jul-Sep 2002	Jan-Sep 2003	Jan-Sep 2002	Jan-Dec 2002	Jan-Dec 2001
Operating activities						
Operating income before amortization of goodwill	911.9	1,131.6	2,647.8	3,268.1	4,458.4	3,854.5
Investments in fixed assets	-427.4	-374.7	-1,317.1	-1,272.5	-1,746.1	-1,764.3
Depreciation (excluding amortization of goodwill)	393.7	379.4	1,153.7	1,120.9	1,493.5	1,377.2
Changes in other operating capital employed 3)	-125.9	735.2	-898.9	401.6	982.4	-164.0
Cash flow from operating activities	**752.3**	**1,871.5**	**1,585.5**	**3,518.1**	**5,188.2**	**3,303.4**
Cash flow from operating activities, %	*82*	*165*	*60*	*108*	*116*	*86*
Net financial items paid 3)	-221.2	-239.2	-465.9	-587.7	-794.6	-774.6
Income taxes paid 3)	-120.4	-373.7	-331.6	-642.6	-678.2	-575.5
Free cash flow	**410.7**	**1,258.6**	**788.0**	**2,287.8**	**3,715.4**	**1,953.3**
Free cash flow, % 4)	*72*	*193*	*48*	*118*	*122*	*80*
Cash flow from investing activities, acquisitions	-75.1	-278.7	-1,282.1	-1,595.1	-1,709.7	-3,001.5
Cash flow from financing activities	435.9	-1,082.8	1,034.3	-197.6	29.5	-121.1
Cash flow for the period	**771.5**	**-102.9**	**540.2**	**495.1**	**2,035.2**	**-1,169.3**

Cash flow MSEK	Jul-Sep 2003	Jul-Sep 2002	Jan-Sep 2003	Jan-Sep 2002	Jan-Dec 2002	Jan-Dec 2001
Cash flow from operations	838.1	1,633.3	2,105.1	3,560.3	5,461.5	3,717.6
Cash flow from investing activities	-502.5	-653.4	-2,599.2	-2,867.6	-3,455.8	-4,765.8
Cash flow from financing activities	435.9	-1,082.8	1,034.3	-197.6	29.5	-121.1
Cash flow for the period	**771.5**	**-102.9**	**540.2**	**495.1**	**2,035.2**	**-1,169.3**

Change in net debt MSEK	Jul-Sep 2003	Jul-Sep 2002	Jan-Sep 2003	Jan-Sep 2002	Jan-Dec 2002	Jan-Dec 2001
Opening balance	**-10,801.3**	**-12,414.7**	**-9,886.8**	**-12,582.6**	**-12,582.6**	**-12,418.8**
Cash flow for the period	771.5	-102.9	540.2	495.1	2,035.2	-1,169.3
Change in loans	-410.3	991.8	-1,557.5	-444.9	-414.0	2,452.7
Change in net debt before translation differences	**361.2**	**888.9**	**-1,017.3**	**50.2**	**1,621.2**	**1,283.4**
Translation differences	345.7	-190.1	809.7	816.5	1,074.6	-1,447.2
Change in net debt	**706.9**	**698.8**	**-207.6**	**866.7**	**2,695.8**	**-163.8**
Closing balance	**-10,094.4**	**-11,715.9**	**-10,094.4**	**-11,715.9**	**-9,886.8**	**-12,582.6**

Capital employed and financing

MSEK	30 Sep 2003	30 Jun 2003	31 Dec 2002	30 Sep 2002	30 Jun 2002	31 Dec 2001
Operating capital employed	**5,722.9**	**5,780.6**	**4,890.9**	**5,812.5**	**6,163.7**	**5,854.1**
Return on operating capital employed, %	*72*	*76*	*83*	*77*	*73*	*61*
Operating capital employed as % of sales 5)	*10*	*10*	*7*	*9*	*9*	*9*
Goodwill	15,351.7	16,143.3	16,672.2	17,319.5	17,279.2	18,639.9
Shares in associated companies	-	-	-	3.1	3.1	42.4
Capital employed	**21,074.6**	**21,923.9**	**21,563.1**	**23,135.1**	**23,446.0**	**24,536.4**
Return on capital employed, % 6)	*18*	*19*	*21*	*19*	*19*	*16*
Net debt	**-10,094.4**	**-10,801.3**	**-9,886.8**	**-11,715.9**	**-12,414.7**	**-12,582.6**
Minority interest	**14.8**	**14.4**	**13.2**	**0.0**	**4.4**	**17.5**
Shareholders' equity	**10,965.4**	**11,108.2**	**11,663.1**	**11,419.2**	**11,026.9**	**11,936.3**
Net debt equity ratio/multiple	*0.92*	*0.97*	*0.85*	*1.03*	*1.13*	*1.05*

Notes 1-6 refer to page 11

Balance Sheet

MSEK	30 Sep 2003	30 Jun 2003	31 Dec 2002	30 Sep 2002	30 Jun 2002	31 Dec 2001
ASSETS						
Fixed assets						
Goodwill	15,351.7	16,143.3	16,672.2	17,319.5	17,279.2	18,639.9
Other intangible fixed assets	303.7	298.0	263.0	299.2	288.0	295.4
Tangible fixed assets	5,116.7	5,262.1	5,256.5	5,145.0	5,136.2	5,182.2
Shares in associated companies	-	-	-	3.1	3.1	42.4
Non-interest bearing financial fixed assets	2,579.2	2,656.0	2,734.2	2,971.3	3,156.4	3,485.0
Interest bearing financial fixed assets	134.7	144.1	147.3	155.5	145.8	83.9
Total fixed assets	**23,486.0**	**24,503.5**	**25,073.2**	**25,893.6**	**26,008.7**	**27,728.8**
Current assets						
Non-interest bearing current assets	9,741.0	9,880.5	9,552.6	10,264.3	10,180.8	10,367.9
Cash and liquid funds	3,010.3	2,371.6	2,851.2	1,345.9	1,423.0	978.6
Total current assets	**12,751.3**	**12,252.1**	**12,403.8**	**11,610.2**	**11,603.8**	**11,346.5**
TOTAL ASSETS	**36,237.3**	**36,755.6**	**37,477.0**	**37,503.8**	**37,612.5**	**39,075.3**

MSEK	30 Sep 2003	30 Jun 2003	31 Dec 2002	30 Sep 2002	30 Jun 2002	31 Dec 2001
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Restricted equity	6,833.0	7,094.9	7,823.7	7,526.9	7,501.5	8,452.3
Non-restricted equity	4,132.4	4,013.3	3,839.4	3,892.3	3,525.4	3,484.0
Total shareholders' equity	**10,965.4**	**11,108.2**	**11,663.1**	**11,419.2**	**11,026.9**	**11,936.3**
Equity ratio, %	*30*	*30*	*31*	*30*	*29*	*31*
Minority interest	**14.8**	**14.4**	**13.2**	**0.0**	**4.4**	**17.5**
Provisions						
Interest bearing provisions 7)	35.2	35.2	34.8	49.6	49.3	33.6
Non-interest bearing provisions 7)	2,187.6	2,263.6	2,433.9	2,442.1	2,586.2	3,129.3
Total provisions	**2,222.8**	**2,298.8**	**2,468.7**	**2,491.7**	**2,635.5**	**3,162.9**
Long-term liabilities						
Non-interest bearing long-term liabilities	164.2	163.4	231.2	324.4	364.3	352.8
Interest bearing long-term liabilities 7)	11,209.8	11,372.3	11,397.5	11,634.7	11,961.0	11,402.9
Total long-term liabilities	**11,374.0**	**11,535.7**	**11,628.7**	**11,959.1**	**12,325.3**	**11,755.7**
Current liabilities						
Non-interest bearing current liabilities 7)	9,665.9	9,889.0	10,250.3	10,100.8	9,647.2	9,994.3
Interest bearing current liabilities 7)	1,994.4	1,909.5	1,453.0	1,533.0	1,973.2	2,208.6
Total current liabilities	**11,660.3**	**11,798.5**	**11,703.3**	**11,633.8**	**11,620.4**	**12,202.9**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**36,237.3**	**36,755.6**	**37,477.0**	**37,503.8**	**37,612.5**	**39,075.3**

MSEK	Share capital	Restricted reserves	Non-restricted reserves	Total
CHANGES IN SHAREHOLDERS' EQUITY				
Opening balance	**363.1**	**7,460.6**	**3,839.4**	**11,663.1**
Translation differences	-	-857.8	-101.2	-959.0
Transfer between restricted & non-restricted reserves	-	-292.1	292.1	-
Net income for the period	-	-	832.2	832.2
Dividend	-	-	-730.1	-730.1
Conversion	2.0	157.2	-	159.2
Closing balance	**365.1**	**6,467.9**	**4,132.4**	**10,965.4**

Data per share

SEK	Jul-Sep 2003	Jul-Sep 2002	Jan-Sep 2003	Jan-Sep 2002	Jan-Dec 2002	Jan-Dec 2001
Share price, end of the period	94.00	115.00	94.00	115.00	104.00	199.00
Earnings after current taxes, after full conversion	0.78	1.02	2.27	2.91	5.14	3.73
Earnings after full taxes, before full conversion	0.81	1.07	2.28	2.91	4.10	3.30
Earnings after full taxes, after full conversion	0.81	1.09	2.33	2.93	4.14	3.27
Dividend	-	-	-	-	2.00	1.50
P/E-ratio after full conversion	-	-	-	-	25	61
Number of shares outstanding	365,058,897	362,503,606	365,058,897	362,503,606	363,055,906	361,081,321
Average number of shares outstanding	365,058,897	362,435,386	364,725,065	361,831,933	362,068,889	358,098,487
Number of shares after full conversion	382,408,810	382,473,261	382,408,810	382,473,261	382,473,261	365,123,348
Average number of shares after full conversion	382,408,810	382,473,261	382,419,552	374,762,189	376,689,957	365,123,348

Further information regarding earnings per share

MSEK	Jul-Sep 2003	Jul-Sep 2002	Jan-Sep 2003	Jan-Sep 2002	Jan-Dec 2002	Jan-Dec 2001
Net income for the period	294.1	387.6	832.2	1,051.9	1,485.8	1,182.7
Interest cost for the convertible loan, net of 28% tax	17.5	27.7	60.3	47.3	73.7	10.2
Net income used in data per share calculations	311.6	415.3	892.5	1,099.2	1,559.5	1,192.9

Note 7 refer to page 11

KEY FIGURES – THE GROUP, NINE MONTHS 1999-2003

Total sales & Organic sales growth, 9M 1999-2003


60,000
50,000
40,000
30,000
20,000
10,000
0
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
9M-99 9M-00 9M-01 9M-02 9M-03
Total sales, MSEK
Organic sales growth %

Operating income & Operating margin, 9M 1999-2003


3,500
3,000
2,500
2,000
1,500
1,000
500
0
8.0%
6.0%
4.0%
2.0%
0.0%
9M-99 9M-00 9M-01 9M-02 9M-03
Operating income, MSEK
Operating margin, %

Income before taxes & Free cash flow, 9M 1999-2003


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2,500
2,300
2,100
1,900
1,700
1,500
1,300
1,100
900
700
500
300
100
-100
9M-99 9M-00 9M-01 9M-02 9M-03
Income before taxes, MSEK
Free cash flow, MSEK

Capital employed & Return on capital employed, 9M 1999-2003


30,000
25,000
20,000
15,000
10,000
5,000
0
20%
15%
10%
5%
0%
9M-99 9M-00 9M-01 9M-02 9M-03
Capital employed, MSEK
ROCE, %

Interest cover ratio & Net debt/ equity ratio, 9M 1999-2003


8
6
4
2
0
1.5
1
0.5
0
9M-99 9M-00 9M-01 9M-02 9M-03
Interest cover ratio, /
Net debt/equity ratio, /

Earnings per share after full taxes, 9M 1999-2003


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
9M-99 9M-00 9M-01 9M-02 9M-03
Earnings per share after full taxes, SEK

Notes

1) The calculation of organic sales growth is reported in the table Sales July - September and January - September under the section Sales and Income for the Group.

2) Branch office expenses, which were previously reported as Production expenses, have been reclassified and are now included in Selling and administrative expenses. Comparative figures have been adjusted by MSEK 1,283.9 for July - September 2002, MSEK 3,994.0 for January - September 2002 and MSEK 5,377.0 for full-year 2001.

3) The statement of cash flow has been adjusted to include changes in accrued financial items on the line Net financial items paid and changes in current tax assets and liabilities on the line Income taxes paid. The offset to these changes is included in the line Changes in other operating capital employed. Comparative figures for cash flow from operating activities have been adjusted by MSEK 131.9 for July - September 2002, MSEK -105.6 for January - September 2002, MSEK 69.7 for full year 2002 and MSEK -61.0 for full-year 2001. Free cash flow is not affected by the changes.

4) Free cash flow as percent of operating income before amortization of goodwill less current taxes and net financial items (adjusted income).

5) Adjusted for the full year sales of acquired entities.

6) Operating income before amortization of goodwill (rolling 12 months) as percent of closing balance capital employed (excluding shares in associated companies).

7) Interest bearing provisions have been reported separately. Previously they were reported under Interest bearing long-term liabilities. Non-interest bearing provisions include restructuring provisions that were previously reported under Non-interest bearing current liabilities. Restructuring provisions amount to MSEK 63.7 as of September 30, 2003. Convertible debenture loan 1998/2003, has been reclassified from Interest bearing long-term liabilities to Interest bearing current liabilities as of March 31, 2002. Convertible debenture loan 1998/2003 expired in its entirety on February 28, 2003.

FILE NO. 82-34719

Securitas – a World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in 30 countries mainly in USA and Europe.

For further information, please contact:

President and CEO Thomas Berglund, +44 (0)20 8432 6500
Executive Vice President and CFO Håkan Winberg, +44 (0)20 8432 6500
Henrik Brehmer, Investor Relations, +44 (0)20 8432 6523, +44 (0)7884 117 192

Information Meeting and Telephone Conference

An Information Meeting will be held in connection
with the presentation of the interim report at 2.00 p.m. CET on Wednesday, November 5, 2003
The Information Meeting will take place at Securitas's head office, Lindhagensplan 70, Stockholm
Call-in number to follow the information meeting is +44 (0) 20 7162 0125 - listen in only
The meeting is also webcasted at www. securitasgroup.com

A Q&A conference call is held at 4.00 p.m. CET
Call-in number is +44 (0) 20 7162 0125

SECURITAS

Integrity Vigilance Helpfulness

Securitas AB, P.O. Box 12307, SE-102 28 Stockholm, Sweden
Tel +46 8 657 74 00, Fax + 46 8 657 70 72
www.securitasgroup.com
Visiting address: Lindhagensplan 70